FIRST AND FINAL AMENDMENT TO SHARE PURCHASE AGREEMENT

THIS FIRST AND FINAL AMENDMENT (THE "AMENDING AGREEMENT") TO THE SHARE PURCHASE AGREEMENT DATED AS OF SEPTEMBER 5, 2006 (THE "ORIGINAL AGREEMENT") IS MADE AND ENTERED INTO AS OF OCTOBER 19, 2006, BY AND AMONG:

> **1211115 ALBERTA LTD.**, a corporation incorporated under the laws of the Province of Alberta
>
> (herein referred to as the "**Corporation**")

OF THE FIRST PART

> - and -
>
> **EACH OF THE SHAREHOLDERS OF THE CORPORATION LISTED IN SCHEDULE "A" ATTACHED HERETO AND MADE A PART HEREOF**
>
> (individually and collectively hereinafter referred to as the "**Vendors**")

OF THE SECOND PART

> - and -
>
> **ENERNORTH INDUSTRIES INC.**, a corporation amalgamated under the laws of the Province of Ontario
>
> (herein referred to as the "**Purchaser**")

OF THE THIRD PART

WHEREAS:

A.   Each of the Corporation, the Vendors and the Purchaser entered into the Original Agreement dated as of September 5, 2006 wherein each of the Vendors agreed to sell and assign to the Purchaser and the Purchaser has agreed to purchase and acquire from the Vendors, the Purchased Shares, as that term is defined in the Original Agreement;

B.   Each of the parties to the Original Agreement desire to amend the Original Agreement as set forth below; and

C.   All capitalized terms and phrases used in this Amending Agreement and defined in the Original Agreement, unless otherwise specifically defined herein, shall have the same meaning herein as in the Original Agreement.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSETH that for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each, the Corporation, the Vendors and the Purchaser hereby agree as follows:

ARTICLE I
AMENDMENTS TO ORIGINAL AGREEMENT

1.1   In accordance and compliance with Section 6.8 of the Original Agreement, the Original Agreement is hereby amended as follows:

(a)   The definition of **"Closing Date"** in Subsection 1.1 of the Original Agreement is hereby deleted in its entirety and replaced with the following definition:

"Closing Date" means the date on which the AMEX Exchange approves this Amending Agreement and the transactions contemplated herein.

(b)   The definition of **"Warrant"** in Subsection 1.1 of the Original Agreement is hereby deleted in its entirety and replaced with the following definitions inserted alphabetically into Subsection 1.1:

"Series A Warrant" shall mean a warrant in the capital stock of the Purchaser designated as a Series A Warrant, each Series A Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.00 from the date of issuance until March 31, 2007;

"Series B Warrant" shall mean a warrant in the capital stock of the Purchaser designated as a Series B Warrant, each Series B Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.15 from January 1, 2007 until December 31, 2007; and

"Series C Warrant" shall mean a warrant in the capital stock of the Purchaser designated as a Series C Warrant, each Series C Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 from March 31, 2007 until March 31, 2009.

(c)   The definition of **"Units"** in Subsection 1.1 of the Original Agreement is hereby deleted in its entirety and replaced with the following definition:

"Units" shall mean Units in the capital stock of the Purchaser consisting of one common share with an attributed price of $1.00; one-third of one Series A Warrant, each whole Series A Warrant entitling the holder to purchase one additional common share of the Purchaser at a price of $1.00 in accordance with the terms of the Series A Warrant; one-third of one Series B Warrant, each whole Series B Warrant entitling the holder to purchase one additional common share of the Purchaser at a price of $1.15 in accordance with the terms of the Series B Warrant; and one-third of one Series C Warrant, each whole Series C Warrant entitling the holder to purchase one additional common share of the Purchaser at a price of $1.40 in accordance with the terms of the Series C Warrant.

(d)   Subsection 3.1 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

*The aggregate purchase price to be paid by the Purchaser to the Vendors for the Purchased Shares shall be Two Million Three Hundred and Twelve Thousand Five Hundred and One Dollars ($2,312,501) and payable as follows (the "**Purchase Price**"): (a) the issuance and delivery by the Purchaser to the Vendors an aggregate number of 2,312,501 units (the "**Units**") in the capital stock of the Purchaser (in the proportions set out in Section 2.1 of the Original Agreement) at an attributed value of $1.00 per Unit in satisfaction of Two Million Three Hundred Twelve Thousand Five Hundred and One Dollars ($2,312,501) of the Purchase Price. Each Unit consists of one common share; one-third of one Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.00 from the date of issuance until March 31, 2007; one-third of one Series B Warrant, with each whole Series B Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.15 from January 1, 2007 until December 31, 2007; and one-third of one Series C Warrant, with each whole Series C Warrant entitling the holder to purchase one common share of the Purchaser at a price of $1.40 from March 31, 2007 until March 31, 2009. The form of Series A Warrant, Series B Warrant, or Series C Warrant, as the case may be, is attached as Schedule "E" of the Original Agreement. The issuance of the Units shall be subject to the AMEX Exchange's prior written approval and consent, and compliance with all applicable securities legislation and stock exchange policies. The certificates representing the Units shall be endorsed in accordance with the applicable securities legislation and stock exchange policies.*

1.2   All other terms of the Original Agreement, as amended hereby, shall remain the same and time shall remain of the essence. This is the final amendment to the Original Agreement

ARTICLE II
GENERAL

2.1   **Governing Law.** This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Ontario. Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom.

2.2   **Facsimile and Counterparts.** This Amending Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. This Amending Agreement or counterparts may be executed either in original or in form through any electronic means of transmission including, without limitation, facsimile transmission and electronic mail by way of the internet, and the parties adopt any signatures received by such electronic means as original signatures of the parties.

IN WITNESS WHEREOF this Amending Agreement has been duly executed by the parties hereto effective as at the date first above written.

ENERNORTH INDUSTRIES INC.

"Hagen Gocht"

Per: _____
       Hagen Gocht, Director

       I have authority to bind the corporation.

1211115 ALBERTA LTD.

"Signed"

Per: _____
       Name:

       Position:

       I have authority to bind the corporation.

CONSENT OF SHAREHOLDERS

(RE: FIRST AMENDMENT TO SHARE PURCHASE AGREEMENT AMONG 1211115 ALBERTA LTD., THE VENDORS AND ENERNORTH INDUSTRIES INC.)

I/we, the undersigned shareholder, having read the above agreement, hereby agree to its terms:

____
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Per:________________________________

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Per:________________________________

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Per:________________________________

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Per:________________________________

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Per:________________________________

____
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____
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Per:________________________________

____
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Per:________________________________

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By:________________________________

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Per:________________________________

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Per:________________________________

Schedule "A"

List of Vendors:

VENDOR	PURCHASER	PURCHASED SHARES	PROPORTION
●	EnerNorth Industries Inc.	280,000 Shares	12.11%
●	EnerNorth Industries Inc.	260,000 Shares	11.24%
●	EnerNorth Industries Inc.	240,000 Shares	10.38%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	190,000 Shares	8.22%
●	EnerNorth Industries Inc.	175,000 Shares	7.57%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	150,000 Shares	6.49%
●	EnerNorth Industries Inc.	125,000 Shares	5.41%
●	EnerNorth Industries Inc.	100,000 Shares	4.32%
●	EnerNorth Industries Inc.	60,000 Shares	2.59%
●	EnerNorth Industries Inc.	12,501 Shares	.54%
	TOTAL	**2,312,501 Shares**	**100%**

● Warrants **Series A**
Warrant Certificate
No.: A-1

NON-TRANSFERABLE ● PURCHASE WARRANTS
TO PURCHASE COMMON SHARES IN THE CAPITAL OF

ENERNORTH INDUSTRIES INC.

EXERCISABLE BEFORE 5:00 P.M. (TORONTO TIME) ON THE 31ST DAY OF MARCH, 2007, AFTER WHICH TIME THIS WARRANT CERTIFICATE WILL BE NULL AND VOID

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States or to a U.S. person unless such securities are registered under the Act or an exemption from the registration requirements of the Act is available.

Unless permitted under securities legislation, the holder of this security must not trade the security before March ●, 2007.

THIS IS TO CERTIFY THAT, for value received, **●.** (the "**Holder**") is entitled, subject to adjustment, to purchase at any time before 5:00 p.m. (Toronto time) on the 31st day of March, 2007 (the "**Expiry Time**") ● non-assessable common shares ("**Shares**") in the capital of EnerNorth Industries Inc. (the "**Corporation**") as constituted on the date at an exercise price of Cdn$1.00 per Share, (the "**Exercise Price**") on the basis of one (1) Share for each one (1) Warrant evidenced hereby.

The Warrants represented hereby will be deemed to be so surrendered only upon receipt thereof by the Corporation at the office specified below and will be surrendered only by personal delivery, courier or prepaid registered mail.

1. After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided will not theretofore have been exercised, will wholly cease and terminate and such Warrants will be void and of no value or effect.

2. The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Corporation prior to the Expiry Time (a) this certificate, with the Subscription Form (in the form annexed as Exhibit "A" hereto) duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, and (b) cash or a certified cheque, money order or bank draft payable to or to the order of the Corporation in lawful money of Canada at par in the Province of Ontario, in an amount equal to the Exercise Price multiplied by the number of Shares for which subscription is being made at its principal office at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1. Any warrant certificate, certified cheque, money order or bank draft referred to in this Section 2 will be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office in the manner provided in Section 15 hereof.

3.   Upon such delivery and payment as aforesaid and prior written approval from the AMEX Exchange, the Corporation will cause to be issued to the Holder hereof the Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Certificate and the Holder hereof will become a shareholder of the Corporation in respect of such shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such shares and the Corporation will cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription within five (5) business days ("**Business Days**"), being any date that is not a Saturday or "holiday" as such term is defined in the *Interpretation Act* (Ontario), of such delivery and payment.

4.   The issuance of certificates for Shares upon exercise of this Warrant will be made without charge to the Holder for any issuance costs in respect thereof or other cost incurred by the Corporation in connection with such exercise.

5.   The Corporation will assist and cooperate with the Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Corporation).

6.   The Holder may subscribe for and purchase a number of Shares less than the number it is entitled to purchase pursuant to this Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder will in addition be entitled to receive, without charge, a new warrant certificate in respect of the balance of the Shares of which it was entitled to purchase pursuant to this certificate and which were then not purchased.

7.   Notwithstanding any adjustments provided for in Section 10 hereof or otherwise, the Corporation will not be required upon the exercise of any Warrants, to issue fractional Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Share, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle the Holder to purchase a whole number of Shares.

8.   Nothing in this Certificate or in the holding of a Warrant evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation.

9.   The Corporation covenants and agrees that:

(a)   so long as any Warrants evidenced hereby remain outstanding and subject to the prior approval of the AMEX Exchange at such applicable time, there will remain a sufficient number of Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Shares for the time being called for by such outstanding Warrants;

(b)   the Corporation is duly authorized to create and issue the Warrants evidenced hereby and the Warrants, when issued will be valid and enforceable against the Corporation and subject to the provisions of this Warrant, the Corporation will

928189.1

cause the Shares from time to time acquired pursuant to the exercise of the Warrants and the certificates to be duly delivered;

(c)   the Corporation shall preserve and maintain its corporate existence; and

(d)   the Corporation will use its reasonable best efforts to ensure that its Shares continue to be or are listed for trading on the AMEX Exchange or such other recognized exchange as determined by the Corporation from time to time.

10.   The Exercise Price and the number of Shares purchasable upon exercise of the Warrants evidenced hereby will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Corporation will (i) consolidate the outstanding Shares into a lesser number of Shares or (ii) subdivide the outstanding Shares into a greater number of Shares, as the case may be, the Exercise Price will be adjusted to that amount determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator will be the number of Shares outstanding on such date before giving effect to such consolidation or subdivision and of which the denominator will be the number of Shares outstanding after giving effect to such consolidation or subdivision. Such adjustment will be made successively whenever any event referred to in this subsection (a) will occur.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification or re-designation of the Shares into other shares or a reorganization of the Corporation (other than as described in subsection 10(a) hereof), or an amalgamation, merger or arrangement, which does not result in reclassification of the outstanding Shares or a change of the Shares into other shares or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate or other entity, the Holder, if it has not exercised its right of purchase prior to the effective date of such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares then subscribed for by it, but for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the body corporate, or such other entity resulting from such amalgamation, merger or arrangement or to which such sale or conveyance may be made, as the case may be, that the Holder would have been entitled to receive on such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance if, on the record date or the effective date thereof, as the case may be, it had been the registered holder of the number of Shares so subscribed for.

(c)   If and whenever prior to the Expiry Time, the Shares of the Corporation will be subdivided into a greater or consolidated into a lesser number of shares, the Holder if it has not exercised its right of purchase on or prior to the record date or effective date, as the case may be, of such subdivision or consolidation, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares of the Corporation then subscribed for by it, at the Exercise Price determined in accordance with this Section 10, the aggregate number of Shares of the Corporation (calculated to the nearest hundredth) that the Holder would have been entitled to receive as a result of such subdivision or consolidation if, on such record date, it had been the registered holder of the number of Shares for which subscription is being made.

(d)   The adjustments provided for in this Section 10 in the Exercise Price and in the number and classes of shares which are to be received on the exercise of the Warrants, are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent. After any adjustment pursuant to this Section 10, the term "Shares" where used in this Certificate will be interpreted to mean shares of any class or classes which, as a result of all prior adjustments pursuant to this Section 10, the Holder is entitled to receive upon the full exercise of a Warrant entitling it to purchase the number of Shares so indicated.

(e)   In the event of any question arising with respect to adjustment provided for in this Section 10, such question will be conclusively determined by the Corporation's auditors, or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Corporation, who will have access to all necessary records of the Corporation, the Holder and all other persons in interest and such determination will be binding upon the Corporation and the Holder.

(f)   As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 10 in any of the subscription rights pursuant to the Warrants, including the Exercise Price or the number and classes of shares which are to be received upon the exercise thereof, the Corporation will take any corporate action which may, in the opinion of counsel of the Corporation, be necessary in order that the Corporation may validly and legally transfer as fully paid and non-assessable all the shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

11.   In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, (the "**Successor**"), the Successor will expressly assume, by written agreement in form reasonably satisfactory to the Holder and executed and delivered to the Holder, the due and punctual performance and observance of such and every covenant and condition of this certificate to be performed and observed by the Corporation.

12.   Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants issued hereunder will be had against any shareholder, officer, or director of the Corporation, either directly or

through the Corporation, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby are solely corporate obligations of the Corporation and that no personal liability whatsoever will attach to or be incurred by the shareholders, officers or directors of the Corporation or any of them in respect hereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

13.   If the Warrant certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new warrant certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

14.   Any notice of delivery or surrender of documents to the Corporation under the provisions of this Certificate will be valid and effective if delivered personally to an officer of the Corporation or if sent by registered letter, postage prepaid, addressed to the Corporation at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1, to the attention of the President or Secretary of the Corporation and will be deemed to have been effectively given, received and made on the date of delivery or on the fourth business day after the time of mailing or upon actual receipt, whichever is sooner. The Corporation may from time to time notify the Holder in writing of a change of address. In the case of disruption in postal services, any notice, if mailed, will not be deemed to have been effectively given until it is personally delivered.

15.   This Certificate and the Warrants issued hereunder will be governed by, performed, construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.   Time will be of the essence hereof.

17.   These Warrants may not be transferred or resold.

18.   In the event that any date on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next preceding date that is a Business Day.

19.   This Warrant and all other provisions shall enure to the benefit of the Holder, its successors (including by reason of operation of law, amalgamation, merger or other business combination) and permitted assigns and shall be binding upon the Corporation and its successors and permitted assigns.

20.   Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by pre-paid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(a)   to the Corporation, at:

1 King Street West,
Suite 1502

Toronto, Ontario M5H 1A1

Attention: President

(b)　　　to the Holder, at:

●

Any notice or mail shall be deemed to have been given on the 5th Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Any notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed to be given on the date of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such part for all purposes hereof.

21.　　　If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, legal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall conclusively deem to be, as to such jurisdiction, severable therefrom and:

(a)　　　the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the provision severed; and

(b)　　　the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

　　　IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer as of the ● day of November, 2006.

ENERNORTH INDUSTRIES INC.

Per:　　＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
　　　　　Name:
　　　　　Title:

928189.1

EXHIBIT "A"

SUBSCRIPTION FORM

To: EnerNorth Industries Inc.
        1 King Street West,
        Suite 1502
        Toronto, Ontario M5H 1A1

The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby subscribes for _____ Common Shares of EnerNorth Industries Inc. (or such number of Common Shares or other securities or property to which such subscription entitles the holder in lieu thereof or in addition thereto under the provisions mentioned in such Warrant certificate) pursuant to such Warrants exercisable at an exercise price of Cdn $1.00 until the Expiry Time (or such other price as is determined pursuant to this Warrant certificate) on the terms specified in such Warrant certificate, and encloses herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all eligible transfer taxes or other government charges.)

DATED this_____day of _____,_____.

_____   _____
Signature Guaranteed   Signature of Subscriber

                                           _____
                                           Name of Subscriber

                                           _____
                                           Address of Subscriber

☐   Please check if the share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of this Warrant certificate as aforesaid.

● **Warrants**

Series B
Warrant Certificate
No.: B-1


NON-TRANSFERABLE ● PURCHASE WARRANTS
TO PURCHASE COMMON SHARES IN THE CAPITAL OF

ENERNORTH INDUSTRIES INC.

EXERCISABLE FROM THE 1ST DAY OF JANUARY, 2007
BEFORE 5:00 P.M. (TORONTO TIME) ON THE
31ST DAY OF DECEMBER, 2007, AFTER WHICH TIME THIS
WARRANT CERTIFICATE WILL BE NULL AND VOID

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States or to a U.S. person unless such securities are registered under the Act or an exemption from the registration requirements of the Act is available.

Unless permitted under securities legislation, the holder of this security must not trade the security before March ●, 2007.

THIS IS TO CERTIFY THAT, for value received, ●. (the "**Holder**") is entitled, subject to adjustment, to purchase at any time from the 1st day of January, 2007 until before 5:00 p.m. (Toronto time) on the 31st day of December, 2007 (the "**Expiry Time**") ● non-assessable common shares ("**Shares**") in the capital of EnerNorth Industries Inc. (the "**Corporation**") as constituted on the date at an exercise price of Cdn$1.15 per Share, (the "**Exercise Price**") on the basis of one (1) Share for each one (1) Warrant evidenced hereby.

The Warrants represented hereby will be deemed to be so surrendered only upon receipt thereof by the Corporation at the office specified below and will be surrendered only by personal delivery, courier or prepaid registered mail.

1.   After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided will not theretofore have been exercised, will wholly cease and terminate and such Warrants will be void and of no value or effect.

2.   The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Corporation prior to the Expiry Time (a) this certificate, with the Subscription Form (in the form annexed as Exhibit "A" hereto) duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, and (b) cash or a certified cheque, money order or bank draft payable to or to the order of the Corporation in lawful money of Canada at par in the Province of Ontario, in an amount equal to the Exercise Price multiplied by the number of Shares for which subscription is being made at its principal office at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1. Any warrant certificate, certified cheque, money order or

bank draft referred to in this Section 2 will be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office in the manner provided in Section 15 hereof.

3.   Upon such delivery and payment as aforesaid and prior written approval from the AMEX Exchange, the Corporation will cause to be issued to the Holder hereof the Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Certificate and the Holder hereof will become a shareholder of the Corporation in respect of such shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such shares and the Corporation will cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription within five (5) business days ("**Business Days**"), being any date that is not a Saturday or "holiday" as such term is defined in the *Interpretation Act* (Ontario), of such delivery and payment.

4.   The issuance of certificates for Shares upon exercise of this Warrant will be made without charge to the Holder for any issuance costs in respect thereof or other cost incurred by the Corporation in connection with such exercise.

5.   The Corporation will assist and cooperate with the Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Corporation).

6.   The Holder may subscribe for and purchase a number of Shares less than the number it is entitled to purchase pursuant to this Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder will in addition be entitled to receive, without charge, a new warrant certificate in respect of the balance of the Shares of which it was entitled to purchase pursuant to this certificate and which were then not purchased.

7.   Notwithstanding any adjustments provided for in Section 10 hereof or otherwise, the Corporation will not be required upon the exercise of any Warrants, to issue fractional Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Share, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle the Holder to purchase a whole number of Shares.

8.   Nothing in this Certificate or in the holding of a Warrant evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation.

9.   The Corporation covenants and agrees that:

(a)   so long as any Warrants evidenced hereby remain outstanding and subject to the prior approval of the AMEX Exchange at such applicable time, there will remain a sufficient number of Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Shares for the time being called for by such outstanding Warrants;

(b)   the Corporation is duly authorized to create and issue the Warrants evidenced hereby and the Warrants, when issued will be valid and enforceable against the Corporation and subject to the provisions of this Warrant, the Corporation will cause the Shares from time to time acquired pursuant to the exercise of the Warrants and the certificates to be duly delivered;

(c)   the Corporation shall preserve and maintain its corporate existence; and

(d)   the Corporation will use its reasonable best efforts to ensure that its Shares continue to be or are listed for trading on the AMEX Exchange or such other recognized exchange as determined by the Corporation from time to time.

10.   The Exercise Price and the number of Shares purchasable upon exercise of the Warrants evidenced hereby will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Corporation will (i) consolidate the outstanding Shares into a lesser number of Shares or (ii) subdivide the outstanding Shares into a greater number of Shares, as the case may be, the Exercise Price will be adjusted to that amount determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator will be the number of Shares outstanding on such date before giving effect to such consolidation or subdivision and of which the denominator will be the number of Shares outstanding after giving effect to such consolidation or subdivision. Such adjustment will be made successively whenever any event referred to in this subsection (a) will occur.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification or re-designation of the Shares into other shares or a reorganization of the Corporation (other than as described in subsection 10(a) hereof), or an amalgamation, merger or arrangement, which does not result in reclassification of the outstanding Shares or a change of the Shares into other shares or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate or other entity, the Holder, if it has not exercised its right of purchase prior to the effective date of such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares then subscribed for by it, but for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the body corporate, or such other entity resulting from such amalgamation, merger or arrangement or to which such sale or conveyance may be made, as the case may be, that the Holder would have been entitled to receive on such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance if, on the record date or the effective date thereof, as the case may be, it had been the registered holder of the number of Shares so subscribed for.

(c) If and whenever prior to the Expiry Time, the Shares of the Corporation will be subdivided into a greater or consolidated into a lesser number of shares, the Holder if it has not exercised its right of purchase on or prior to the record date or effective date, as the case may be, of such subdivision or consolidation, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares of the Corporation then subscribed for by it, at the Exercise Price determined in accordance with this Section 10, the aggregate number of Shares of the Corporation (calculated to the nearest hundredth) that the Holder would have been entitled to receive as a result of such subdivision or consolidation if, on such record date, it had been the registered holder of the number of Shares for which subscription is being made.

(d) The adjustments provided for in this Section 10 in the Exercise Price and in the number and classes of shares which are to be received on the exercise of the Warrants, are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent. After any adjustment pursuant to this Section 10, the term "Shares" where used in this Certificate will be interpreted to mean shares of any class or classes which, as a result of all prior adjustments pursuant to this Section 10, the Holder is entitled to receive upon the full exercise of a Warrant entitling it to purchase the number of Shares so indicated.

(e) In the event of any question arising with respect to adjustment provided for in this Section 10, such question will be conclusively determined by the Corporation's auditors, or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Corporation, who will have access to all necessary records of the Corporation, the Holder and all other persons in interest and such determination will be binding upon the Corporation and the Holder.

(f) As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 10 in any of the subscription rights pursuant to the Warrants, including the Exercise Price or the number and classes of shares which are to be received upon the exercise thereof, the Corporation will take any corporate action which may, in the opinion of counsel of the Corporation, be necessary in order that the Corporation may validly and legally transfer as fully paid and non-assessable all the shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

11. In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, (the "**Successor**"), the Successor will expressly assume, by written agreement in form reasonably satisfactory to the Holder and executed and delivered to the Holder, the due and punctual performance and observance of such and every covenant and condition of this certificate to be performed and observed by the Corporation.

12.　　　　Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants issued hereunder will be had against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby are solely corporate obligations of the Corporation and that no personal liability whatsoever will attach to or be incurred by the shareholders, officers or directors of the Corporation or any of them in respect hereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

13.　　　　If the Warrant certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new warrant certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

14.　　　　Any notice of delivery or surrender of documents to the Corporation under the provisions of this Certificate will be valid and effective if delivered personally to an officer of the Corporation or if sent by registered letter, postage prepaid, addressed to the Corporation at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1, to the attention of the President or Secretary of the Corporation and will be deemed to have been effectively given, received and made on the date of delivery or on the fourth business day after the time of mailing or upon actual receipt, whichever is sooner. The Corporation may from time to time notify the Holder in writing of a change of address. In the case of disruption in postal services, any notice, if mailed, will not be deemed to have been effectively given until it is personally delivered.

15.　　　　This Certificate and the Warrants issued hereunder will be governed by, performed, construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.　　　　Time will be of the essence hereof.

17.　　　　These Warrants may not be transferred or resold.

18.　　　　In the event that any date on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next preceding date that is a Business Day.

19.　　　　This Warrant and all other provisions shall enure to the benefit of the Holder, its successors (including by reason of operation of law, amalgamation, merger or other business combination) and permitted assigns and shall be binding upon the Corporation and its successors and permitted assigns.

20.　　　　Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by pre-paid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(a)   to the Corporation, at:

       1 King Street West,
       Suite 1502
       Toronto, Ontario M5H 1A1

       Attention: President

(b)   to the Holder, at:

       ●

Any notice or mail shall be deemed to have been given on the 5th Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Any notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed to be given on the date of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such part for all purposes hereof.

21.   If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, legal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall conclusively deem to be, as to such jurisdiction, severable therefrom and:

(a)   the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the provision severed; and

(b)   the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer as of the ● day of November, 2006.

ENERNORTH INDUSTRIES INC.

Per: _____
       Name:
       Title:

EXHIBIT "A"

SUBSCRIPTION FORM

To: EnerNorth Industries Inc.
        1 King Street West,
        Suite 1502
        Toronto, Ontario M5H 1A1

The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby subscribes for _____ Common Shares of EnerNorth Industries Inc. (or such number of Common Shares or other securities or property to which such subscription entitles the holder in lieu thereof or in addition thereto under the provisions mentioned in such Warrant certificate) pursuant to such Warrants exercisable at an exercise price of Cdn $1.15 until the Expiry Time (or such other price as is determined pursuant to this Warrant certificate) on the terms specified in such Warrant certificate, and encloses herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all eligible transfer taxes or other government charges.)

DATED this_____day of _____,_____.

_____   _____
Signature Guaranteed   Signature of Subscriber

                                         _____
                                         Name of Subscriber

                                         _____
                                         Address of Subscriber

☐   Please check if the share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

      Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of this Warrant certificate as aforesaid.

● **Warrants** **Series C**
Warrant Certificate
No.: C-1

NON-TRANSFERABLE ● PURCHASE WARRANTS
TO PURCHASE COMMON SHARES IN THE CAPITAL OF

ENERNORTH INDUSTRIES INC.

EXERCISABLE FROM THE 31ST DAY OF MARCH, 2007
BEFORE 5:00 P.M. (TORONTO TIME) ON THE
31ST DAY OF MARCH, 2009, AFTER WHICH TIME THIS
WARRANT CERTIFICATE WILL BE NULL AND VOID

The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States or to a U.S. person unless such securities are registered under the Act or an exemption from the registration requirements of the Act is available.

Unless permitted under securities legislation, the holder of this security must not trade the security before March ●, 2007.

THIS IS TO CERTIFY THAT, for value received, **●.** (the "**Holder**") is entitled, subject to adjustment, to purchase at any time from the 31st day of March, 2007 until before 5:00 p.m. (Toronto time) on the 31st day of March, 2009 (the "**Expiry Time**") ● non-assessable common shares ("**Shares**") in the capital of EnerNorth Industries Inc. (the "**Corporation**") as constituted on the date at an exercise price of Cdn$1.40 per Share, (the "**Exercise Price**") on the basis of one (1) Share for each one (1) Warrant evidenced hereby.

The Warrants represented hereby will be deemed to be so surrendered only upon receipt thereof by the Corporation at the office specified below and will be surrendered only by personal delivery, courier or prepaid registered mail.

1. After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided will not theretofore have been exercised, will wholly cease and terminate and such Warrants will be void and of no value or effect.

2. The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Corporation prior to the Expiry Time (a) this certificate, with the Subscription Form (in the form annexed as Exhibit "A" hereto) duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Corporation, and (b) cash or a certified cheque, money order or bank draft payable to or to the order of the Corporation in lawful money of Canada at par in the Province of Ontario, in an amount equal to the Exercise Price multiplied by the number of Shares for which subscription is being made at its principal office at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1. Any warrant certificate, certified cheque, money order or

bank draft referred to in this Section 2 will be deemed to be surrendered only upon delivery thereof to the Corporation at its principal office in the manner provided in Section 15 hereof.

3. Upon such delivery and payment as aforesaid and prior written approval from the AMEX Exchange, the Corporation will cause to be issued to the Holder hereof the Shares subscribed for not exceeding those which such Holder is entitled to purchase pursuant to this Certificate and the Holder hereof will become a shareholder of the Corporation in respect of such shares with effect from the date of such delivery and payment and will be entitled to delivery of a certificate or certificates evidencing such shares and the Corporation will cause such certificate or certificates to be mailed to the Holder hereof at the address or addresses specified in such subscription within five (5) business days ("**Business Days**"), being any date that is not a Saturday or "holiday" as such term is defined in the *Interpretation Act* (Ontario), of such delivery and payment.

4. The issuance of certificates for Shares upon exercise of this Warrant will be made without charge to the Holder for any issuance costs in respect thereof or other cost incurred by the Corporation in connection with such exercise.

5. The Corporation will assist and cooperate with the Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Corporation).

6. The Holder may subscribe for and purchase a number of Shares less than the number it is entitled to purchase pursuant to this Certificate. In the event of any such subscription and purchase prior to the Expiry Time, the Holder will in addition be entitled to receive, without charge, a new warrant certificate in respect of the balance of the Shares of which it was entitled to purchase pursuant to this certificate and which were then not purchased.

7. Notwithstanding any adjustments provided for in Section 10 hereof or otherwise, the Corporation will not be required upon the exercise of any Warrants, to issue fractional Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Share, such right may be exercised in respect of such fraction only in combination with other rights which in the aggregate entitle the Holder to purchase a whole number of Shares.

8. Nothing in this Certificate or in the holding of a Warrant evidenced hereby will be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation.

9. The Corporation covenants and agrees that:

(a) so long as any Warrants evidenced hereby remain outstanding and subject to the prior approval of the AMEX Exchange at such applicable time, there will remain a sufficient number of Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Shares for the time being called for by such outstanding Warrants;

930961.1

(b)   the Corporation is duly authorized to create and issue the Warrants evidenced hereby and the Warrants, when issued will be valid and enforceable against the Corporation and subject to the provisions of this Warrant, the Corporation will cause the Shares from time to time acquired pursuant to the exercise of the Warrants and the certificates to be duly delivered;

(c)   the Corporation shall preserve and maintain its corporate existence; and

(d)   the Corporation will use its reasonable best efforts to ensure that its Shares continue to be or are listed for trading on the AMEX Exchange or such other recognized exchange as determined by the Corporation from time to time.

10.   The Exercise Price and the number of Shares purchasable upon exercise of the Warrants evidenced hereby will be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Corporation will (i) consolidate the outstanding Shares into a lesser number of Shares or (ii) subdivide the outstanding Shares into a greater number of Shares, as the case may be, the Exercise Price will be adjusted to that amount determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator will be the number of Shares outstanding on such date before giving effect to such consolidation or subdivision and of which the denominator will be the number of Shares outstanding after giving effect to such consolidation or subdivision. Such adjustment will be made successively whenever any event referred to in this subsection (a) will occur.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification or re-designation of the Shares into other shares or a reorganization of the Corporation (other than as described in subsection 10(a) hereof), or an amalgamation, merger or arrangement, which does not result in reclassification of the outstanding Shares or a change of the Shares into other shares or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate or other entity, the Holder, if it has not exercised its right of purchase prior to the effective date of such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares then subscribed for by it, but for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Corporation or of the body corporate, or such other entity resulting from such amalgamation, merger or arrangement or to which such sale or conveyance may be made, as the case may be, that the Holder would have been entitled to receive on such reclassification, re-designation, change, reorganization, amalgamation, merger, arrangement, sale or conveyance if, on the record date or the effective date thereof, as the case may be, it had been the registered holder of the number of Shares so subscribed for.

(c)   If and whenever prior to the Expiry Time, the Shares of the Corporation will be subdivided into a greater or consolidated into a lesser number of shares, the Holder if it has not exercised its right of purchase on or prior to the record date or effective date, as the case may be, of such subdivision or consolidation, upon the exercise of such right thereafter, will be entitled to receive and will accept in lieu of the number of Shares of the Corporation then subscribed for by it, at the Exercise Price determined in accordance with this Section 10, the aggregate number of Shares of the Corporation (calculated to the nearest hundredth) that the Holder would have been entitled to receive as a result of such subdivision or consolidation if, on such record date, it had been the registered holder of the number of Shares for which subscription is being made.

(d)   The adjustments provided for in this Section 10 in the Exercise Price and in the number and classes of shares which are to be received on the exercise of the Warrants, are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent. After any adjustment pursuant to this Section 10, the term "Shares" where used in this Certificate will be interpreted to mean shares of any class or classes which, as a result of all prior adjustments pursuant to this Section 10, the Holder is entitled to receive upon the full exercise of a Warrant entitling it to purchase the number of Shares so indicated.

(e)   In the event of any question arising with respect to adjustment provided for in this Section 10, such question will be conclusively determined by the Corporation's auditors, or, if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Corporation, who will have access to all necessary records of the Corporation, the Holder and all other persons in interest and such determination will be binding upon the Corporation and the Holder.

(f)   As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 10 in any of the subscription rights pursuant to the Warrants, including the Exercise Price or the number and classes of shares which are to be received upon the exercise thereof, the Corporation will take any corporate action which may, in the opinion of counsel of the Corporation, be necessary in order that the Corporation may validly and legally transfer as fully paid and non-assessable all the shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

11.   In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, (the "**Successor**"), the Successor will expressly assume, by written agreement in form reasonably satisfactory to the Holder and executed and delivered to the Holder, the due and punctual performance and observance of such and every covenant and condition of this certificate to be performed and observed by the Corporation.

12.   Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants issued hereunder will be had against any shareholder, officer, or director of the Corporation, either directly or through the Corporation, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby are solely corporate obligations of the Corporation and that no personal liability whatsoever will attach to or be incurred by the shareholders, officers or directors of the Corporation or any of them in respect hereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

13.   If the Warrant certificate evidencing the Warrants issued hereby becomes stolen, lost, mutilated or destroyed, the Corporation may, on such terms as it may in its discretion impose, respectively issue and countersign a new warrant certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

14.   Any notice of delivery or surrender of documents to the Corporation under the provisions of this Certificate will be valid and effective if delivered personally to an officer of the Corporation or if sent by registered letter, postage prepaid, addressed to the Corporation at 1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1, to the attention of the President or Secretary of the Corporation and will be deemed to have been effectively given, received and made on the date of delivery or on the fourth business day after the time of mailing or upon actual receipt, whichever is sooner. The Corporation may from time to time notify the Holder in writing of a change of address. In the case of disruption in postal services, any notice, if mailed, will not be deemed to have been effectively given until it is personally delivered.

15.   This Certificate and the Warrants issued hereunder will be governed by, performed, construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

16.   Time will be of the essence hereof.

17.   These Warrants may not be transferred or resold.

18.   In the event that any date on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next preceding date that is a Business Day.

19.   This Warrant and all other provisions shall enure to the benefit of the Holder, its successors (including by reason of operation of law, amalgamation, merger or other business combination) and permitted assigns and shall be binding upon the Corporation and its successors and permitted assigns.

20.   Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by pre-paid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

930961.1

(a)   to the Corporation, at:

> 1 King Street West,
> Suite 1502
> Toronto, Ontario M5H 1A1
>
> Attention: President

(b)   to the Holder, at:

> ●

Any notice or mail shall be deemed to have been given on the 5th Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or communication hereunder during any period in which Canadian postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Any notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed to be given on the date of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such part for all purposes hereof.

21.   If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, legal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall conclusively deem to be, as to such jurisdiction, severable therefrom and:

(a)   the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the provision severed; and

(b)   the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

IN WITNESS WHEREOF the Corporation has caused this Warrant certificate to be signed by its duly authorized officer as of the ● day of November, 2006.

ENERNORTH INDUSTRIES INC.

Per: _____
        Name:
        Title:

930961.1

EXHIBIT "A"

SUBSCRIPTION FORM

To: EnerNorth Industries Inc.
1 King Street West,
Suite 1502
Toronto, Ontario M5H 1A1

The undersigned holder of the Warrants evidenced by the within Warrant Certificate hereby subscribes for _____ Common Shares of EnerNorth Industries Inc. (or such number of Common Shares or other securities or property to which such subscription entitles the holder in lieu thereof or in addition thereto under the provisions mentioned in such Warrant certificate) pursuant to such Warrants exercisable at an exercise price of Cdn $1.40 until the Expiry Time (or such other price as is determined pursuant to this Warrant certificate) on the terms specified in such Warrant certificate, and encloses herewith a certified cheque, bank draft or money order payable to the order of the Corporation in payment therefor.

The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows:

Name(s) in Full	Address(es)	Number(s) of Common Shares

(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the holder, the holder must pay to the Corporation all eligible transfer taxes or other government charges.)

DATED this_____day of _____,_____.

_____   _____
Signature Guaranteed   Signature of Subscriber

                                                                      _____
                                                                      Name of Subscriber

                                                                      _____
                                                                      Address of Subscriber

☐   Please check if the share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

Certificates will be delivered or mailed only after the transfer books of the Corporation have been opened for five (5) business days after the due surrender of this Warrant certificate as aforesaid.